Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 4 DATED FEBRUARY 5, 2015
TO THE PROSPECTUS DATED DECEMBER 12, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc. (“Hines Global II”), dated December 12, 2014 (the “Prospectus”), Supplement No. 1, dated December 24, 2014, Supplement No. 2, dated December 30, 2014, and Supplement No. 3, dated January 8, 2015. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to describe our potential acquisition of a property located in Dublin, Ireland.

A. Potential Acquisition of Bishop’s Square by Hines Global II

On January 30, 2015, we through a wholly-owned subsidiary, entered into a contract to acquire Bishop’s Square, a Class A office building located in Dublin, Ireland. The seller, Violet Yarrow Real Estate (Dublin) Limited, is not affiliated with us or our affiliates. The building consists of 153,529 square feet of net rentable area that is 100% leased to five tenants. Three of these tenants, The Commissioners of Public Works in Ireland, International Financial Data Services, and News Corp UK & Ireland Limited, individually lease more than 10% of the rentable area of the complex, as described below:

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The Commissioners of Public Works in Ireland, a state agency of Ireland, leases 90,017 square feet or approximately 59% of the building’s net rentable area, under a lease that expires in January 2028. The annual base rent under the lease is currently €3.4 million ($3.9 million assuming a rate of $1.13 per EUR as of the transaction date).

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International Financial Data Services, an investor record keeping and transfer agency provider, leases 32,916 square feet or approximately 21% of the building’s net rentable area, under a lease that expires in June 2024. The annual base rent under the lease is approximately €1.0 million ($1.1 million assuming a rate of $1.13 per EUR as of the transaction date).

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News Corp UK & Ireland Limited, a newspaper publisher, leases 16,153 square feet or approximately 11% of the building’s net rentable area, under a lease that expires in August 2027. The annual base rent under the lease is currently €0.5 million ($0.5 million assuming a rate of $1.13 per EUR as of the transaction date). In addition, the lease has a termination option which permits the tenant to terminate the lease if notice is given 12 months in advance of August 2027.

The contract purchase price for Bishop Square is €92.0 million (approximately $103.9 million assuming a rate of $1.13 per EUR as of the transaction date), exclusive of transaction costs, fees and working capital reserves. We expect to fund the acquisition using proceeds from this Offering, an advance under our uncommitted loan agreement with Hines, and mortgage financing. We have not yet secured mortgage financing and there is no assurance that we will. We expect the closing of this acquisition to occur on or before March 6, 2015, subject to a number of closing conditions. Hines Global II funded a $10.5 million earnest money deposit on January 29, 2015. In the event that we are unable to close on mortgage financing at the terms specified in the contract prior to March 6, 2015, we may, at our option, terminate the contract and be refunded our deposit, less €500,000 to be retained by seller as compensation for its transaction expenses. There is no guarantee that this acquisition will be consummated and a portion of our deposit may not be refunded in such event.
In connection with this acquisition, we expect to pay our Advisor approximately $2.4 million in acquisition fees.

Our management currently has no plans for material renovations or other capital improvements at the property and believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of Bishop's Square (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The following table shows the weighted average occupancy rate, expressed as a percentage of net rentable square feet, and the average effective annual net rent per leased square foot, for Bishop’s Square during the past five years ended December 31:

	Weighted Average Occupancy	Average Effective Annual Net Rent per Leased Sq. Ft.(1)
Year		Euro	USD
2010	99%	€43.47	$57.82
2011	99%	€43.47	$56.08
2012	100%	€43.67	$57.64
2013	100%	€43.67	$60.26
2014	100%	€36.64	$44.70

(1)
Average effective annual net rent per leased square foot for each year is calculated by dividing such year’s accrual basis total rent revenue (excluding operating expense recoveries) by the weighted average square footage under lease during such year. All Euro amounts were translated to USD using the corresponding yearly average exchange rate.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from January 30, 2015 through December 31, 2015 and for each of the years ending December 31, 2016 through December 31, 2024 for Bishop’s Square:

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases (1)	% of Total Annual Base Rental Income
2015	1	2,048	1.3%	$11,673	0.2%
2016	—	—	—%	$—	—%
2017	—	—	—%	$—	—%
2018	—	—	—%	$—	—%
2019	—	—	—%	$—	—%
2020	—	—	—%	$—	—%
2021	—	—	—%	$—	—%
2022	1	12,395	8.1%	$663,128	10.7%
2023	—	—	—%	$—	—%
2024	1	32,916	21.4%	$1,117,704	18.1%
Thereafter	2	106,170	69.2%	$4,383,625	71.0%

(1)	Assuming an exchange rate of $1.13 per Euro based on the exchange rate in effect on January 30, 2015.